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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               CB BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   124785 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Terrence A. Everett, c/o Carlsmith Ball LLP
                          444 S. Flower St., 9th floor
                           Los Angeles, CA 90071-2901
                                 (213) 955-1608
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                          1.       October 5, 2001
                          2.       October 1, 2002
                          3.       December 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 124785 10 6                                          Page 2 of 8 Pages

1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Ton Finance B.V.

2     Check the Appropriate Box if a Member of a Group (See Instructions) (a)

                                                                          (b)

3     SEC Use Only



4     Source of Funds (See Instructions)      BK (October 5, 2001 transaction)

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                          [ ]

6     Citizenship or Place of Organization

      The Kingdom of the Netherlands



   Number of            7     Sole Voting Power
    Shares
                              348,265
  Beneficially
   Owned by             8     Shared Voting Power
     Each
                              N/A
   Reporting
    Person              9     Sole Dispositive Power
     With
                              348,265

                       10     Shared Dispositive Power

                              N/A

11    Aggregate Amount Beneficially Owned by Each Reporting Person

      348,265

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      N/A

13    Percent of Class Represented by Amount in Row (11)

      8.99%

14    Type of Reporting Person (See Instructions)   CO


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                  Filed by Ton Finance B.V. (reporting person)
                       with respect to the common stock of
                          CB Bancshares, Inc. (Issuer)

ITEM 1. SECURITY AND ISSUER

        This Statement relates to shares of common stock of CB Bancshares, Inc. ("CBBI"), a Hawaii corporation, whose principal executive offices are located at 201 Merchant Street, Honolulu, Hawaii 96813

ITEM 2. IDENTITY AND BACKGROUND

TON FINANCE B.V. ("TON")

Place of organization:               The Kingdom of Netherlands
Principal business:                  Financing
Address of Principal Office:         De Ruyterkade 120   1011 AB Amsterdam
                                     The Netherlands

DIRECTORS*                   ADDRESS                    PRINCIPAL OCCUPATION       CITIZENSHIP
                                                        OR EMPLOYMENT AND
                                                        ADDRESS OF EMPLOYMENT
DIRECTORS

Yoshiyuki Takada             1-13-13, Kokubu,           Director of SMC            Japanese
                             Ichikawa City, Chiba       Corporation
                             Japan                      16-4 Shimbashi I-chome
                                                        Minato-ku, Tokyo
                                                        105-8659, Japan

Yoshiki Takada               16 Telescope               Managing Director of       Japanese
                             New Port Coast, CA         SMC Corporation
                                                        address: same as above

Jiro Shirai                  2-8-21 Nagata Minami       Advisor of SMC             Japanese
                             Minami-ku, Yokohama        Corporation
                             Japan                      address: same as above

Mees Pierson Trust B.V.      De Ruyterkade 120          Institutional Trust        Netherlands
                             1011 AB Amsterdam          Company
                             The Netherlands


* TON DOES NOT HAVE ANY EXECUTIVE OFFICERS AND IS MANAGED BY ITS 3 INDIVIDUAL DIRECTORS.

(d) During the last five (5) years, neither Ton nor any of the directors of Ton have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, neither Ton nor any of the directors of Ton have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As previously reported, Ton acquired 341,401 shares of CBBI common stock: 185,830 shares in September 1992 for a purchase price of approximately $3,437,855, and 155,571 shares in May 1995 for a purchase price of approximately $466,713. Ton also received from CBBI, as stock dividends, 34,140 shares in June, 2001 and 48,554 shares in June, 2002.

        On October 5, 2001, Ton acquired an additional 110,000 shares for an aggregate purchase price of $3,736,260. This acquisition was financed with a loan from Asahi Bank Ltd. (the "Bank") pursuant to the terms of an Agreement on Overdraft between the Bank and Ton with Additional Covenants regarding same, dated October 5, 2001, for a maximum amount of 500,000,000 yen and with a due date of November 30, 2001.

        On December 24, 2002, Ton sold 185,830 shares of its CBBI stock for $40.77 per share to a Japanese company in a private sale.

        During the past sixty (60) days, Ton did not effect any transactions in the common shares of CBBI other than as set forth in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

        Ton acquired additional shares of CBBI stock in 1995 (and thereby became a 5% or more shareholder) with the intent to hold such stock as well as previously acquired stock as an investment. See Item 3 above.

        Ton acquired additional CBBI stock in October 2001, also with the intent to hold such stock with the previously acquired stock as an investment. See Item 3 above.

        On or about October 1, 2002, Ton decided to divest itself of shares of CBBI stock to reduce its CBBI shareholdings to below ten percent (10%) of the issued and outstanding shares of stock of CBBI. Mr. Yoshiki Takada was a director of CBBI prior to and at the time said decision to partially divest was made. At the time such decision was made, Mr. Takada determined to resign as a director of CBBI and he so resigned effective as of October 23, 2002.

        On December 24, 2002, Ton sold 185,830 shares of CBBI stock as set forth in Item 3 above, and reverted back to its intent to hold the balance of its CBBI shares for investment.

        At this time, Ton does not have any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through
        (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Ton beneficially owns 348,265 shares of Common Stock of CBBI constituting approximately 8.99% of CBBI's issued and outstanding common shares (based upon 3,874,921 outstanding common shares reported by CBBI as of September 30, 2002).

        (b) Please see the answers to Items 7 through 11, inclusive, on the cover page of this Amendment No. 1 to Schedule 13D which information is incorporated herein by reference.

        (c) Please see the disclosure of transactions in the shares of CBBI set forth in Item 3 above.

        (d)     N/A

        (e)     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                                       N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Agreement on Overdraft between Ton Finance B.V. and Asahi Bank Ltd. and Additional Covenants re same, dated October 5, 2001 (Summary Translation from Japanese)


                                    SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2003                 TON FINANCE B.V.


                                         By:
                                            ---------------------------------
                                            Name:  Jiro Shirai
                                            Title: Director

                                     EXHIBIT
                                 TO SCHEDULE 13D

(Summary Translation)

                             AGREEMENT ON OVERDRAFT


Date: October 5, 2001

To: Asahi Bank Ltd.

                                                 De Ruyterkade 120 1011 AB
                                                 Amsterdam Holland
                                                 Ton Finance B.V.
                                                 By Yoshiyuki Takada (signature)

      In connection with the overdraft agreement with your bank, we hereby agree to the following terms and conditions, in addition to the Agreement on Bank Transactions separately submitted to your bank.

Article 1. (Terms of Overdraft)

           maximum amount of overdraft           500,000,000 yen
           overdraft account                     No. 0905250 at Shimbashi Branch
           due date                              November 30, 2001
           remittance and settlement account     0166660 (savings account) at Shimbashi Branch

Article 2. (Opening of Account)

      (1) We hereby open the above overdraft account for exclusive use for this transaction for accomplishing the overdraft transactions under this agreement.

      (2) The above account shall be used only for overdraft transactions with your bank and we shall not utilize this account for drawing or accepting notes or checks, or for automatic payment of public dues, or for other purposes.

                                                  (Confirmation of Seal by Bank)

(Summary Translation)

                              ADDITIONAL COVENANTS

Date: October 5, 2001

To: Asahi Bank Ltd.

                                                 De Ruyterkade 120 1011 AB
                                                 Amsterdam Holland
                                                 Ton Finance B.V.
                                                 By Yoshiyuki Takada (signature)

      In relations to the overdraft facility granted pursuant to the Overdraft Agreement dated October 5, 2001 (hereafter the "Basic Agreement"), we agree to the following in addition to the terms in the Basic Agreement.

Article 1. (Interest Rate)

      Interest rate shall be as set forth by your bank.

Article 2. (Pre-payment)

      We shall not make pre-payment of all or a part of the principal of the overdraft unless as otherwise provided for in this Additional Covenants.

Article 3. (Damages)

      (1) We shall pay damages in case we make pre-payment for all or a part of the principal of the overdraft including commissions, expenses or other damages incurred by your bank. The same shall apply to cases where we obtain another financing from a third party to repay the overdraft.

      (2)   In the event you bank has cancelled the Basic Agreement pursuant to
            Article 5 of the Agreement on Bank Transactions and as a result we have lost the benefit of deferred payment, we will pay your bank damages in the same manner provided for in the preceding paragraph.

Article 4. ( Default Interest)

      (1) If we have failed to make payment of the overdraft, we will pay your bank a default interest at the rate of 14 percent per annum for the balance of the principal amount of the overdraft.

      (2) The default interest shall be calculated for a period starting from the day of default to the day of payment on a 360 days to a year basis.

Article 5. (Guarantor)

(translation omitted)

Article 6. (Own Liability)

      We together with the guarantor understand the content of these terms and hereby execute and perform these additional covenants based on our own judgment.

                                                  (Confirmation of Seal by Bank)